ANYTRANSLATION CORP

2620 S. Maryland Parkway #14-857

Las Vegas, NV 89109

July 9, 2013

Mr. Brandon Hill and Ms. Kathleen Krebs

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, DC 20549

Reference: AnyTranslation Corp

Registration Statement on Form S-1

Filed on: May 3, 2013

File No. 333-188358

Dear Mr. Hill and Ms. Krebs:

We received your letter dated May 30, 2013, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on May 3, 2013:

General

1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

· Disclose that you are an emerging growth company;

· Describe how and when a company may lose emerging growth company status;

· Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

· State your election under Section 107(b) of the JOBS Act:

. If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

. If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

We have revised to state that we are an “emerging growth company”:

“Because we generated less than $1 billion in total annual gross revenues during our most recently completed fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups (“JOBS”) Act.

We will lose our emerging growth company status on the earliest occurrence of any of the following events:

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1. On the last day of any fiscal year in which we earn at least $1 billion in total annual gross revenues, which amount is adjusted for inflation every five years;

2. On the last day of the fiscal year of the issuer following the fifth anniversary of the date of  our first sale of common equity securities pursuant to an effective registration statement;

3. On the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or

4. the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b–2 of title 17, Code of Federal Regulations, or any successor thereto.’’

A “large accelerated filer” is an issuer that, at the end of its fiscal year, meets the following conditions:

1. it has an aggregate worldwide market value of the voting and non-voting common equity held by its non-affiliates of $700 million or more as of the last business day of the issuer's most recently completed second fiscal quarter;

2. It has been subject to the requirements of section 13(angel) or 15(d) of the Act for a period of at least twelve calendar months; and

3. It has filed at least one annual report pursuant to section 13(angel) or 15(d) of the Act.

As an emerging growth company, exemptions from the following provisions are available to us:

1. Section 404(beer) of the Sarbanes-Oxley Act of 2002, which requires auditor attestation of internal controls;

2. Section 14A(angel) and (beer) of the Securities Exchange Act of 1934, which require companies to hold shareholder advisory votes on executive compensation and golden parachute compensation;

3. Section 14(i) of the Exchange Act (which has not yet been implemented), which requires companies to disclose the relationship between executive compensation actually paid and the financial performance of the company;

4. Section 953(b)(1) of the Dodd-Frank Act (which has not yet been implemented), which requires companies to disclose the ratio between the annual total compensation of the CEO and the median of the annual total compensation of all employees of the companies; and

5. The requirement to provide certain other executive compensation disclosure under Item 402 of Regulation S-K. Instead, an emerging growth company must only comply with the more limited provisions of Item 402 applicable to smaller reporting companies, regardless of the issuer’s size.

Pursuant to Section 107 of the JOBS Act, an emerging growth company may choose to forgo such exemption and instead comply with the requirements that apply to an issuer that is not an emerging growth company. We have elected to maintain our status as an emerging growth company and take advantage of the JOBS Act provisions.

We have also added the risk factor:

BECAUSE WE HAVE ELECTED TO DEFER COMPLIANCE WITH NEW OR REVISED ACCOUNTING STANDARDS, OUR FINANCIAL STATEMENT DISCLOSURE MAY NOT BE COMPARABLE TO SIMILAR COMPANIES.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Jumpstart Our Business Startups Act. This allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of our election, our financial statements may not be comparable to companies that comply with public company effective dates.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so, on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We do not plan to provide such reports or written communications to potential shareholders

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Prospectus Cover Page

3. Please disclose the date the offering will end.

We revised to disclose on the Prospectus Cover Page as well as in the “Offering” section:

“This offering will conclude when all the securities being offered are sold or within 180 days after the registration statement becomes effective with the Securities and Exchange Commission which ever happens first.”

4. Clearly highlight throughout the prospectus that, since there is no minimum amount of shares that must be sold by the company, you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

                        · has not received enough proceeds from the offering to begin operations; and

                        · has no market for its shares.

We have revised to highlight throughout the prospectus that: “Since there is no minimum amount of shares that must be sold by the company, we may receive no proceeds or very minimal proceeds from the offering and and potential investors may end up holding shares in a company that has not received enough proceeds from the offering to begin operations and has no market for its shares.”

5. Please revise the proceeds table on the prospectus cover page to also disclose the amount of proceeds to the company if 10% and 50% of the shares being offered are sold.

We have revised the proceeds table on the prospectus cover page and disclosed the amount of proceeds to the company if 10% and 50% of the shares being offered will be sold.

6. Please prominently disclose that the company is a shell company.  Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i).  Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

We do not believe that we can be classified as having “no or nominal operations”. From inception, the Registrant’s management has allocated significant effort and time to the development of the Registrant’s business. In furtherance of the Registrant’s planned business, the Registrant’s management investigated the market demand for different types of translations. Analyzed what is available for different platforms on the web and what is not,  investigated various HTML, Flash and JavaScript based browser systems. The Anytranslation website is in progress and some revenues were generated. We executed an Agreement with Traduction Syllatra under which, Syllatra will be performing all the French-English translations that have a Canadian culture flavor. The Registrant does not believe that it can be classified as having “no or nominal operations” after having executed the above stated activities.

Prospectus Summary, page 4

7. It appears that the address you provide for your principal executive office is a rented mailbox and forwarding mail service at Postal & Shipping Services by Max. Please advice.

We have rented US mailbox service to have a convenience of US presence at a lower cost. We have revised to add in Summary and in Business description that: “Company address is currently a mail forwarding service. We consider the office in Nevada to be our principal executive office however we currently do not physically occupy the office

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space in Nevada. According to our Plan of Operation we are planning to rent office on the 10th to 12th month of operation.”

8. Please revise your disclosure here and throughout your prospectus to reflect the current status of your operations.  For example, we note your statement that you are “in the business of translation and interpretation.”  Based on your financial statements and the balance of your disclosure, it appears that your operations to date have been merely preparatory and have not generated any revenues.  Please revise your disclosure to differentiate between the current status of your operations and your aspirations.

We have revised in the disclosure and throughout. To date we have only generated revenue of $3,990 which is reflected in our latest financials

9. Please disclose in your summary that your auditor has expressed concern about your ability to continue as a going concern.

We have revised to add in our summary:

“Our auditors have issued a “going concern” opinion, meaning that there is substantial doubt if we can continue as an on-going business for the next twelve months unless we obtain additional capital.  No substantial revenues are anticipated until we have completed the financing from this offering and implemented our plan of operations. Our only source for cash at this time is investments by others in this offering. We must raise cash to implement our strategy and stay in business.”

10. We note your disclosure on the prospectus cover page that shares in this offering will be sold only to friends, family and acquaintances.  Therefore, a public market for the company’s securities does not appear likely.  We also note your disclosure on page 18 that your sole officer and director has agreed to spend approximately one hour a day at the beginning but will not invest any more time until your operations expand.  Revise your summary to discuss management’s reasons for becoming a public company at this time in the company’s development and with little time and attention from management. Discuss the pros and cons of doing so, including management’s estimate of the increased expenses of publicly reporting.  For example, we note that the expenses for this offering are approximately $9,000.  This amount exceeds your current assets.

We revised to add on the prospectus Summary:

“PROS

• By going public, the company can improve its financial condition by obtaining money that does not have to be repaid by selling its common shares.

• The public market for the company's shares provides a basis for valuation of the company on a daily basis.

• The company may obtain increased prestige and visibility.

• Shareholders of the company benefit from holding shares that are, subject to certain restrictions, freely marketable and liquid

• Shares that are publicly traded generally may command higher prices than shares that are not publicly traded.

• Shareholders are able to diversify their investment portfolios, due to the increased marketability of their shares.

CONS

• When a company goes public, management loses some of its freedom to act without board approval and approval of a majority of the shareholders in certain matters.

• Shareholders tend to judge management in terms of profits, dividends and stock prices. This can cause management to emphasize short-term strategies rather than long-term goals.

• When a company becomes publicly held, the SEC requires it to reveal sensitive information on an ongoing basis, including business strategies, financial results, and executive salaries and compensation arrangements.

• The company is required to have its financial statements audited on a regular basis.

• As a public company, the company will have continuing costs for periodic reports that are filed with the regulatory agencies, which is minimum of 9,000$ for our company for the first year.

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• A substantial portion of management time must be dedicated to initial and ongoing reporting requirements of regulatory agencies rather than to management of the company's operations.

• Control of the company, as well as management positions, can be taken away from existing management if a dissident investor or group of investors obtains majority control.”

We also added in the Summary:

“We chose going public, so that shareholders of the company can benefit from holding shares that are, subject to certain restrictions, freely marketable and liquid.

.”

11. Disclose the minimum amount of proceeds you need to have an operating business and to meet your reporting requirements. Discuss what will happen in the event that you do not raise that amount.  Discuss with specificity what each level of funding will accomplish in advancing your operations and business plan. Provide a detailed discussion of these matters in your Management’s Discussion and Analysis section based upon the sale of 10% and 50% of the shares being offered

We revised to disclose that: “The minimum amount of proceeds required to have an operating business for the next 12 months is $14,000, the sum of the professional, legal fees, accounting, auditing and filling fees plus the web site fees but will increase when we will become a reporting company. We will not be capable of going on if we do not raise at least 50% of the offering.”

12. Disclose whether the company, the company’s officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

We have revised to add: “The company, the company’s officers and directors, do not intend to use the company, once it is reporting, as a vehicle for a private company to become a reporting company.”

13. We note your statement that there are no assurances that you will “successfully assemble, construct and sell any products.”  Please expand your disclosure to clarify what, if any, manufactured products you intend to produce.

The erroneous statement was deleted and replaced:

“We do not anticipate earning revenues until we enter into commercial operation.  Since we are presently in the development stage of our business, we can provide no assurance that we will successfully sell any translation services.”

Risk Factors, page 6

14. We note that your sole officer and director has no experience with accounting or preparing financial statements.  Please disclose that fact as a risk factor.

We have added a following risk factor:

“OUR SOLE OFFICER AND DIRECTOR HAS NO EXPERIENCE WITH ACCOUNTING OR PREPAIRING FINANCIAL STATEMENTS FOR A PUBLIC COMPANY.

Andrei Catalin Ispas, our sole officer and director has no experience with accounting or preparing financial statements for a public company which is required to establish and maintain disclosure controls and procedures and internal control over financial reporting. As a result, we may not be able to operate successfully as a public company, even if our operations are successful.”

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15. Please provide risk factor disclosure regarding the apparent lack of experience of your officers and directors in running a public company that is reporting company with the Securities and Exchange Commission.

We have added a following risk factor:

“OUR SOLE OFFICER AND DIRECTOR HAS NO EXPERIENCE MANAGING A PUBLIC COMPANY WHICH IS REQUIRED TO ESTABLISH AND MAINTAIN DISCLOSURE CONTROL AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING.

We have never operated as a public company. Andrei Catalin Ispas, our sole officer and director has no experience managing a public company which is required to establish and maintain disclosure controls and procedures and internal control over financial reporting. As a result, we may not be able to operate successfully as a public company, even if our operations are successful. We plan to comply with all of the various rules and regulations, which are required for a public company that is reporting company with the Securities and Exchange Commission. However, if we cannot operate successfully as a public company, your investment may be materially adversely affected.”

16. Overall, we note that certain of your risk factors do not appear to reflect that you are a development stage business that has not yet commenced operations.  For example, the risk factor “Our Website Malfunctions Could Potentially Result in Clients Loss” states that you are “highly dependent on a reliable website.”  However, we note that it appears that you have not yet launched your website.  Please review and revise your risk factor disclosure to ensure that it reflects risks that are specific to your current operations or accurately reflects your state of development.

To date we have launched our website and it is currently operational and can be visited at WWW. ANYTRANSLATION-CORP.COM

Because our Sole Officer and Director…, page 8

17. Please explain the relationship of Viatech to your sole officer and director and your business.

We have deleted the erroneous reference to Viatech.

Our Revenue and Profitability May Be Negatively Affected…, page 9

18. Please explain the reference to the multimedia industry and its potential effect on your operations.

We have revised to add:

“Advances in multimedia technologies could affect our operations in many different ways. As if machine-translation systems succeed to improve the word-for-word translations they are currently generating into more faithful and transparent translations, the demand for our company’s services will decline. We will need to change our operations by acquiring the software to help reduce the cost of our translators and concentrate our operations on providing interpretation services.”

Use of Proceeds, page 11

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19. Please revise to address your use of proceeds assuming the sale of 10% of the offered shares.

We have revised and added an extra column in the use of proceeds assuming the sale of 10% of the offered shares.

Management’s Discussion and Analysis of Plan of Operations, page 13

20. It appears that Andrei Catalin Ispas may not reside in Nevada or the United States.  We also note your intention to set-up operations in Bucharest and the Bacau area of Romania in the next twelve months.  Please revise your disclosure to provide risk factor disclosure regarding your proposed foreign operations, including the potential enforcement of judgments against the company and its sole officer and director.

We have added a following risk factor:

“BECAUSE OUR PRINCIPAL ASSETS ARE LOCATED OUTSIDE OF THE UNITED STATES AND ANDREI ISPAS CATALIN, OUR SOLE DIRECTOR AND OFFICER, RESIDES OUTSIDE OF THE UNITED STATES, IT MAY BE DIFFICULT FOR AN INVESTOR TO ENFORCE ANY RIGHT BASED ON U.S. FEDERAL SECURITIES LAWS AGAINST US AND/OR MR. ISPAS, OR TO ENFORCE A JUDGMENT RENDERED BY A UNITED STATES COURT AGAINST US OR MR. ISPAS.

Our principal operations and assets are located outside of the United States, and Andrei Ispas Catalin, our sole officer and director is a non-resident of the United States. Therefore, it may be difficult to effect service of process on Mr. Ispas  in the United States, and it may be difficult to enforce any judgment rendered against Mr. Ispas . As a result, it may be difficult or impossible for an investor to bring an action against Mr. Ispas , in the event that an investor believes that such investor’s rights have been infringed under the U.S. securities laws, or otherwise.  Even if an investor is successful in bringing an action of this kind, the laws of Romania may render that investor unable to enforce a judgment against the assets of  Mr. Ispas . As a result, our shareholders may have more difficulty in protecting their interests through actions against our management, director or major shareholder, compared to shareholders of a corporation doing business and whose officers and directors reside within the United States.

Additionally, because of our assets are located outside of the United States, they will be outside of the jurisdiction of United States courts to administer, if we become subject of an insolvency or bankruptcy proceeding. As a result, if we declare bankruptcy or insolvency, our shareholders may not receive the distributions on liquidation that they would otherwise be entitled to if our assets were to be located within the United States under United States bankruptcy laws.”

21. Furthermore, since you intend to operate in Romania, please revise your disclosure to discuss how your agreement with Traduction Syllatra for English and French translation services in Canada fits with your business plans.

We revised to add:

“Although operating from Romania, we expect international clients to retain our company for their translation needs. Traduction Syllatra is willing to provide us with their services for all the French to English, English to French translations, when the source language texts will be culturally Canadian.”

Directors, Executive Officers, Promoter and Control Persons, page 20

22. You disclose in the biography of Andrei Catalin Ispas that he has acted as your President, Secretary, Treasurer and sole Directors since your incorporation on July 5, 2012.  Please explain why Roland Asmar is listed as AnyTranslation Corp.’s President, Secretary, Treasurer and Director on the application for your Nevada state business

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license dated July 5, 2012 that you filed as Exhibit 3.1.  We further note that Roland Asmar signed the translation agreement between AnyTranslation, Corp. and Traduction Syllatra on behalf of Traduction Syllatra, which you filed as Exhibit 10.1.  Please fully disclose the relationship between AnyTranslation Corp. and its affiliates and Traduction Syllatra and its affiliates.  If appropriate, identify Roland Asmar as a promoter.

Our exhibit 3.1 is outdated and was filed in error. A current annual list is filed on the Nevada Secretary of State website. Roland Asmar was involved in the incorporation process of the company and resigned from all posts shortly thereafter. Roland Asmar is also currently the owner Of Traduction Syllatra. Currently there is no relationship between Roland and the issuer.

Available Information, page 25

23. Please advise us whether you will register your common stock under Section 12(g) of the Securities Exchange Act of 1934 (“Exchange Act”) by filing a Form 8-A on a pre-effective basis. If not, please revise to clarify the consequences to investors of your being a Section 15(d) registrant in comparison to a Section 12(g) registrant. Under Section 15(d) of the Exchange Act, you are not required to file periodic reports if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Thus, your risk factors and other disclosures should also clarify that if you do not register your securities under Section 12 of the Exchange Act, you may not have an ongoing periodic reporting obligation and that you would not be subject to the Commission’s proxy, tender offer, and short swing insider trading rules for Section 12 registrants

We have revised to add the following:

“We do not plan to register our common stock under Section 12(g) of the Securities Exchange Act of 1934 (“Exchange Act”) by filing a Form 8-A on a pre-effective basis.  The consequences to investors of us being a Section 15(d) registrant in comparison to a Section 12(g) registrant are as follows:  Under Section 15(d) of the Exchange Act, we are not required to file periodic reports if we have less than 300 holders of record for the fiscal year after the year of effectiveness. If we do not register our securities under Section 12 of the Exchange Act, we may not have an ongoing periodic reporting obligation and will not be subject to the Commission’s proxy, tender offer, and short swing insider trading rules for Section 12 registrants.”

Exhibits

24. Please file a legible copy of exhibit 3.1.

We have provided a copy of exhibit 3.1.

25. Please file a copy of your certificate or articles of incorporation.

We have provided a copy of certificate or articles of incorporation.

This letter responds to all comments contained in your letter dated May 30, 2013.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via email at:

Attention: Andrei Catalin Ispas

Email: anytranslation@yahoo.com

Telephone: (702) 997-2269

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Thank you.

Sincerely,

/S/ Andrei Catalin Ispas

Andrei Catalin Ispas, President

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